Filed by: Omnicom Group Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Interpublic Group of Companies, Inc.

SEC File No.: 001-06686

The following is a transcript of an earnings conference call hosted by Omnicom Group Inc. on February 4, 2025.

OMC Q4 2024 Earnings Call

February 4, 2025

John Wren – Q4 2024 Remarks

Thank you, Greg. Good afternoon. Thank you for joining us today. I’m pleased to report our fourth quarter and full-year 2024 results were very strong, and we are well-positioned as we enter 2025.

After I finish commenting on the quarter and year, I will provide an update on the proposed acquisition of Interpublic.

Organic growth was 5.2 percent for the fourth quarter. This growth was driven by very strong performance in our three largest disciplines, Media and Advertising, Precision Marketing, and Public Relations.

Our strong finish to the year resulted in organic growth of 5.2 percent for the full year 2024, which exceeded the high end of our guidance.

Adjusted EBITA Margin for the fourth quarter was 16.7 percent. For the full year, Adjusted EBITA Margin was 15.5 percent, in line with our target.

Non-GAAP Adjusted Diluted Earnings per share for the quarter was $2.41, up 6.6 percent versus the fourth quarter of 2023.

In 2024, our cash flow continued to be very strong. We generated almost $2.0 billion in free cash flow and returned over $900 million to shareholders through dividends and share repurchases.

During the year, we continued to expand and deepen our capabilities with the acquisition of Flywheel and the formation of two new strategic Practice Areas – Omnicom Production and Omnicom Advertising Group.

Using our Omni operating platform, our teams across Practice Areas can connect these services, leveraging high-fidelity data sets and custom AI tools to plan, create, target, optimize, and attribute campaigns within a single workflow. We are the unrivaled leader in linking marketing to sales, allowing us to deliver measurable outcomes that drive substantial growth and ROI for our clients.

Our success with clients, year after year, also leads to us consistently receiving industry recognition.

TBWA was recently named Adweek’s 2024 Global Agency of the Year.

COMvergence announced that Omnicom Media Group had the highest billing growth rate among global media groups in 2024. Wins like Amazon, Unilever, and HP fueled over $7 billion in new business. Omnicom Media Group also ranked first in client retention rate for the year. Additionally, Omnicom Media Group achieved the highest rating in Forrester’s 2024 Media Management Services Wave, specifically emphasizing the group’s transparent business practices. Finally, for the second year in a row, Omnicom was named Holding Company of the Year by MediaPost.

I am very pleased with our strategic progress and financial results in 2024.

We enter 2025 in a strong position, and given it’s early in the year we are exercising a level of caution on our outlook. As of now, we expect organic growth to be between 3.5 and 4.5 percent and Adjusted EBITA margins to be 10 basis points higher than what we achieved in 2024.

I want to express my gratitude to our people around the globe for helping us finish the year on a high note. Your unwavering dedication to delivering exceptional work to our clients places Omnicom and its agencies in an excellent position as we enter the new year.

Let me now shift to the proposed acquisition of IPG and our progress since the announcement on December 9. While we are incredibly excited about the combination of the two organizations, I want to emphasize that Omnicom and IPG continue to operate as independent businesses until the transaction is finalized.

Omnicom’s solid foundation and organizational structure position us to seamlessly integrate IPG into our group once the acquisition closes. Combined, our complementary cultures and businesses will create an unmatched suite of services and products for our clients, leading to significant revenue growth potential.

After closing, we expect diluted earnings per share accretion driven by strong revenues, expanding margins, and a strong balance sheet. Our combined free cash flow will also be substantial, and we expect to increase our historical capital allocations for dividends and share buybacks, as well as the investments necessary to maintain our leading position in technology, data, and AI, including the integration of the Acxiom, Omni, and Flywheel platforms.

For decades, Acxiom has established itself as the gold standard for managing clients’ first-party data in some of the most highly regulated industries. Acxiom’s client contracts are multi-year, ranging from 4 to 6 years. Its clients include seven of the top ten retail banks, nine of the top ten credit card issuers, three of the top five pharmaceutical manufacturers, and several automotive companies.

When these leading first-party data management capabilities are integrated with Omni and Flywheel Commerce Cloud, we will provide the most accurate identity solution and comprehensive understanding of consumer behaviors and transactions on the buy side. This platform will drive the industry toward a higher standard of metrics linking ad spend, sales, and value-based outcomes.

Regarding synergies, we are confident in our ability to achieve the projected $750 million in run-rate cost savings. Importantly, these cost synergies will not impact employees dedicated to servicing our clients and generating revenue. Instead, they will arise from streamlining holding company, middle office, and regional positions, as well as from eliminating duplicative overhead, back-office, and third-party expenses across our larger combined global footprint.

The combined company will generate approximately 85% of its revenues from its top ten markets, with the remainder primarily distributed across an additional 40 markets worldwide.

After closing, we plan to continue to support IPG’s advertising brands in the marketplace while aligning them with the current operating structure of Omnicom Advertising Group. More specifically, in our top ten global markets, agency brands will continue to be fully present in order to drive growth. The remaining markets will function under a single OAG leader who will manage the agency brands at a local level and report to a regional OAG lead.

Similarly, it is our intention that IPG’s other advertising and marketing services businesses will be aligned within our respective practice areas. This will enable us to combine and expand our talent, equipping them with dedicated technology and data tools in a single practice area to optimally deliver services and products to our clients.

In assessing talent, we will adopt an approach focused on selecting the best individuals from across the organizations, irrespective of their current affiliation.

With unified Practice Area leadership teams at the global, regional, and country levels, we will eliminate redundant roles, functions, and back-office operations, which we expect will generate cost savings exceeding $130 million.

Our larger portfolio of clients and businesses will enable us to combine our efforts and leverage a more centralized technology and data platform, significantly improving capital efficiency across a larger enterprise. Additionally, more resources will be made available for future investments. We expect this will result in initial savings of approximately $25 million in administrative costs.

The largest cost savings will result from merging two publicly traded companies. We will combine and streamline senior leadership and operations teams across finance, accounting, IT, legal, real estate, and HR. Additionally, we will eliminate duplicative G&A costs. We expect to cut approximately 40% of the combined company’s corporate expenses, resulting in compensation savings of around $200 million and G&A savings of about $110 million.

Establishing a unified procurement organization to maximize benefits from third-party vendors in key areas, such as IT software and infrastructure, as well as duplicative third-party research and data, is projected to save more than $150 million.

Integrating our internal IT and shared services organizations will improve the way we deliver services to our employees and reinforce our infrastructure and platforms. We expect to realize synergies of approximately $70 million across these areas.

Aligning our real estate portfolios following the closing will yield approximately $65 million in savings, which amounts to less than 10% of the combined total rent and occupancy costs.

Not included in our synergy projections are the following three areas: revenue opportunities, near and offshoring, and automation.

We believe revenue growth opportunities are substantial from the transaction. We will expand client opportunities on day one by offering our combined client base a broader suite of products and services. For example, the capabilities of Flywheel, Acxiom, and our precision marketing group will be available to a much broader set of clients. Additionally, the combined company will drive greater product and service innovation, creating new revenue streams.

Following the closing, we will continue leveraging our near and offshore global centers of excellence to improve service delivery and lower labor costs. In 2024, we established four state-of-the-art centers of excellence in India and expanded our nearshore operations in Latin America. We quickly scaled up teams for Flywheel after that acquisition, and we are now ready to capitalize on a significantly larger opportunity with Interpublic.

Finally, Omnicom is making significant progress in utilizing automation by leveraging new processes, platforms, and AI. We have a dedicated central team spearheading our automation initiatives and expect to expand our efforts in this area following the closing of the acquisition.

As a result, I am quite comfortable with the $750 million synergies target announced at the time of the acquisition. We anticipate identifying even more savings once the companies are combined. Going forward, we plan to provide regular updates on our progress toward this target.

Regarding our efforts to close the transaction, we are well into the shareholder approval and regulatory review process. Our Proxy became effective last week, and a shareholder vote to approve the transaction is set for March 18.

We also initiated the process for antitrust approval in the U.S. and we are pleased with the progress we are making.

The planning for regulatory approvals in 17 other jurisdictions is progressing well.

While predicting the exact timing is challenging, we still anticipate closing the deal in the second half of 2025. In the coming months, we will provide further updates on our regulatory approvals.

In the meantime, we are committed to maintaining our momentum. We are utilizing the time we have to plan for integration and keeping it to a small, centralized team. This will eliminate distractions for our people and ensure client-facing teams stay focused on their day-to-day roles.

Thank you again for listening to our call. I will now turn it over to Phil…

Philip J. Angelastro – Q4 2024 Remarks

Thanks John.

As you just heard, we had a strong quarter, and our financial performance positions us well for a solid 2025.

Let’s begin with a review of our performance in the fourth quarter, beginning with changes in our revenues on Slide 4.

Organic growth in the quarter was strong at 5.2%. The impact on revenue from foreign currency translation decreased reported revenue by 0.6%. If rates stay where they are currently, we estimate the impact of foreign currency translation will reduce revenue by 2.0% to 2.5% for Q1 2025 and 2.0% for the full year 2025.

The net impact of acquisition and disposition revenue on reported revenue was positive 1.8%. At this time, we expect the impact of acquisition and disposition revenue will be flat for both Q1 and full year 2025.

For full year 2024, our organic revenue growth was 5.2%, slightly above our stated goal of achieving the higher end of our target of between 4% to 5%. As John mentioned, our expected organic revenue growth in 2025 is a range of 3.5% to 4.5% based on current market conditions.

Let’s turn to Slide 5 and review the Q4 organic revenue growth trends by discipline that are informing our annual outlook.

During the quarter,

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Media & Advertising was up 7% and primarily reflected growth across our media business with growth in Advertising in the low single digits. Growth in this discipline was particularly strong in the United States, our largest market.

•

Precision Marketing growth of 9% was very strong and benefited from year-end project spend. Overall, this was led by double-digit growth in the U.S., partially offset by mixed performance in other geographies. We expect solid growth in 2025.

•

Public Relations grew 10%, also led by double-digit growth in the U.S. as a result of U.S. election spend, which was partially offset by softer performance internationally. This brought annual growth to approximately 4%. We estimate that the benefit from election spend was approximately $25 million in Q4 and $50 million for the year.

•

Experiential growth of 5% was solid, coming off good results from the summer Olympics earlier this year (especially in Q2 and Q3, as well as Q1). We do not expect to see 2024 growth levels in 2025 given it is not an Olympic year.

•	Execution & Support was up 2%, reflecting continued good results in field marketing, offset by declines at our merchandising business.

•	Healthcare revenues were down 4%. We are close to lapping a significant client loss and recent wins should start contributing to improved performance during the second half of 2025.

•

Branding & Retail Commerce declined by 12% resulting from reduced client spending in our branding agencies and lower performance in retail commerce - some of which reflects budget allocation where clients moved spend to retail media.

Turning to organic revenue growth by geography on Slide 6, our largest market, the U.S., had organic growth of 10%, finishing off the year on a strong note. Although several markets in Europe, the Middle East, and Asia Pacific delivered strong growth, they were offset by negative performance in other markets within these regions. Our businesses in Latin America delivered strong growth driven by Media & Advertising.

Slide 7 is our revenue by industry sector for the quarter and year-to-date. Overall, our portfolio remained stable as well as well-diversified. The only notable shift is a two-point increase in Consumer Products for both the quarter and year driven by the Flywheel acquisition.

Now let’s turn to Slide 8 for a look at our expenses. In the quarter:

•

Salary and Related Service Costs were flat, with growth from our acquisition of Flywheel offset by repositioning actions in the second quarter and our ongoing efforts to near-shore, offshore and increase productivity.

•	Third-Party Service Costs grew in connection with the growth in our revenue, especially in disciplines that have a higher level of these costs, such as Media, Experiential, and field marketing.

•	Third-Party Incidental Costs, which are out-of-pocket costs billed back to the clients at our cost, were up slightly.

•	Occupancy and Other Costs - which include office rent, other occupancy, technology and general office expenses - increased primarily due to the Flywheel acquisition.

•

SG&A Expenses decreased due to general cost management. Included in the fourth quarters of both years are approximately $14.5 million of acquisition related costs for Flywheel in 2023 and the IPG transaction in 2024.

Please turn to Slide 9 and look at our income statement in more detail.

Operating expenses in the fourth quarters of both 2024 and 2023 reflect these acquisition costs related to IPG and Flywheel, respectively. Removing them from both years, fourth quarter Non-GAAP adjusted EBITA grew 6.6% and the EBITA margin was flat year-over-year at 16.7%.

For the full year 2024, our Adjusted EBITA margin was 15.5% compared to 15.6% in 2023, in line with our guidance for 2024 which balances ongoing cost saving initiatives with continued investments in technology platforms and tools for future growth, as well as costs related to the integration of Flywheel. For the full year 2025, on a stand-alone Omnicom basis, we expect adjusted EBITA margin to improve by 10 basis points as we continue to balance cost savings initiatives with strategic investment opportunities that we believe will continue to drive strong future revenue and EBITA growth.

Moving down the Income Statement, net interest expense in the fourth quarter of 2024 increased $11.3 million to $38.1 million dollars. The change was driven by a $12.4 million increase in interest expense due to higher outstanding debt primarily from the 600 million of Euro bonds we issued in Q1 2024 in connection with the Flywheel acquisition, offset by a $1.1 million increase in interest income due to higher average cash balances. Our income tax rate of 26.4% in Q4 2024 was flat with the prior year. For full year 2025, we expect the rate to be between 26.5% and 27%.

Net income growth of 5.2%, coupled with fewer diluted shares outstanding from our share repurchase activity, drove a 6.1% lift in diluted earnings per share. On an adjusted basis, excluding after-tax amortization, Q4 2024 diluted earnings per share was up 6.6% to $2.41. Note that the negative impact of foreign exchange translation resulted in a reduction of $0.02 per share (also on an adjusted basis) for Q4 and $0.05 per share for the full year.

Now please turn to Slide 10 for a look at free cash flow. For the year, our free cash flow grew 4.2%, driven primarily by improved operating income and net income. Our free cash flow definition, like other peers, excludes changes in working capital. For full year 2024, our working capital improved once again by 50% to a use of $231 million, as you can see on Slide 18. We expect our strong performance will continue and bring us back, over time, toward our historically neutral annual level.

Regarding our primary uses of free cash flow for full year 2024:

•	We used $553 million of cash to pay for dividends to common shareholders, and another $85 million for dividends to noncontrolling interest shareholders - both roughly the same level as 2023.

•	Our capital expenditures were $141 million. Levels were higher in 2024, reflecting ongoing investments in Flywheel, our strategic technology platform initiatives, and investments in our facilities.

•

Total acquisition payments, which include earn-out payments and the acquisition of additional non-controlling interests, were $998 million, which primarily reflects the acquisition at the beginning of the year of Flywheel for $845 million, net of cash acquired, and the late September acquisition of LeapPoint.

•

Finally, our share repurchase activity was $371 million, excluding proceeds from stock plans of $102 million, which was in line with our expectation that repurchases would be lower than our recent historical average of approximately $600 million due to the Flywheel acquisition. For full year 2025, we expect to return to this $600 million repurchase level.

Slide 11 is a summary of our credit, liquidity, and debt maturities. At the end of 2024, the book value of our outstanding debt was $6.0 billion, up from the end of 2023. Changes during the year included the issuance of 600 million 3.70% Euro notes related to the Flywheel acquisition, as well as the issuance of 600 million 5.30% US dollar notes, which was used for most of the repayment of our 750 million 3.65% US dollar notes in November. Looking forward, we have no maturities in 2025, and expect to address our April 2026 maturities after the expected closing of the IPG acquisition in the second half of 2025.

We estimate net interest expense to increase in Q1 of 2025 by approximately $7 million reflecting the full quarter impact of the Euro notes we issued in February of 2024 and an expected increase in pension related interest expense. We also estimate that net interest expense will increase by $15 to $20 million for the full year, primarily related to lower estimates of interest income beyond Q1.

Our cash equivalents and short term investments at September 30 were $4.3 billion, in line with levels at the end of 2023. We continue to maintain an undrawn $2.5 billion revolving credit facility, which backstops our $2.0 billion U.S. commercial paper program. We will assess our revolver capacity in connection with the closing of the proposed IPG acquisition.

Slide 12 presents our historical returns on two important performance metrics for the twelve months ended December 31, 2024. Omnicom’s Return on Invested Capital was 25% and Return on Equity was 38%, both of which consistently reflect our strong performance and strong balance sheet.

Slide 13 is a summary of the potential IPG acquisition, which highlights what we believe are the very compelling merits of the transaction. As John discussed, we believe the combination will drive exceptional future growth opportunities.

In closing, 2024 was a very solid year for Omnicom. We delivered organic revenue growth of 5.2%, adjusted EBITA growth of 6.1%, and adjusted EPS growth of 5.5%. We made important investments in our platforms while maintaining our strong adjusted EBITA margin level. Our Free Cash Flow grew over 4%, and we significantly reduced our use of operating capital. We executed two key financings, closed on strategic acquisitions, and announced the transformative acquisition of IPG.

I will now ask the operator to please open the lines up for questions and answers. Thank you.

Q&A

Host:

We will now begin the question and answer session. If you have dialed in and would like to ask a question, please press star one on your telephone keypad to raise your hand and join the queue. If you would like to withdraw your question, simply press star one again and we’ll take our first question from Adam Berlin at UBS.

Adam Berlin:

Hi. Good evening. Thanks for taking two questions, if I could. The first question is: 2024 organic growth ended up above the top end of your guidance range. Can you talk a little bit about what happened in Q4 that meant things ended up better than you expected? Was it just more ad spend, clients investing more, or was it around precision marketing?

What beat your expectations in Q4? And the second question is, I’m a little bit surprised that you’ve guided for a slowdown in organic growth in 2025, given the strong account wins you’ve had both during 2024 and in a couple of things announced at the beginning of 2025. Can you just explain your thinking about why you think growth is going to slow down? Or are you just being a bit conservative since the beginning of the year?

John Wren:

Right. Do you want to take the first one?

Phil Angelastro:

Yeah, I’ll take the first one. Adam. Yeah, I think we certainly, expected to finish at the top end of the range. Five, two versus five, isn’t really that significant of a difference, in the scheme of things. But, certainly the media business and precision marketing, performed quite well in the fourth quarter, as well as the PR practice group as it related to the US election. Some of that spend in the fourth quarter. Those are probably the key drivers of, you know, people or businesses coming in a little bit higher than we expected, from a positive perspective in the fourth quarter. So, I think those were the key drivers.

John Wren:

All right. And, Adam, with respect to the guidance, I think in my prepared remarks, when I talk about it, I indicate that we’re cautious. ‘25 is going to prove to be a very interesting year. But with all the changes in the US government, just the mere change, plus some of the policies that they’re considering and the implications they possibly have on things like the auto sector and other sectors. We’re not pessimistic. We still remain optimistic. But, I think we’re going to be conservative at this point in the year until we get a little bit further along and a bit more guidance from our clients.

Adam Berlin:

Thanks. Very Clear.

Host:

We’ll move next to David Karnovsky at JP Morgan.

David Karnovsky:

Hey. Thank you. John, just following up on the merger. Can you discuss a bit about what’s been the reaction so far from clients? What are the points of excitement versus reservation? And how are you addressing any possible concerns? And then for Phil, on the margins to guide through most of ‘24 was for, more or less flat. So, your result was in that target, but wanted to see if you could review, what factors push that on balance to the slightly negative side, you know, including Flywheel, new business or investments. And then as we look to ‘25, can you just walk through the puts and takes that margin moving ten basis points in the guide. Thanks.

John Wren:

Sure. In terms of clients, every client that I’ve been in contact with and most of my principals who lead other businesses, have been very constructive and see the possibilities coming out of the combination of both Omnicom and Interpublic. I haven’t heard any concerns that we weren’t able to address. As I said in my statement, we still do have to operate as two independent companies. So, we’re still operating as two independent companies until we get through the regulatory period. But we’re able to plan and start to, identify products and services that one of us have that we can offer to a larger bench, on behalf of the other and vice versa. We’ve also spent time, we’ll spend a little bit more time later this month, with consultants involved in advising clients in terms of reviewing their business, either positively, constructively or putting the business in pitch. And we’ve gotten a very favorable feedback from those folks. And we will continue to communicate to everyone on a regular basis as we go through this process. We do feel that we’ve made very good progress, especially since we announced right before the holidays, and we had to work through the holidays to get some of the regulatory filings done in the US and some things done.

So, we haven’t heard any concerns and we don’t anticipate concerns because of what’s in each of our portfolios to date. And we want to keep the client consultants informed because oftentimes they’re the first people that clients reach out to if they’re considering making a change. So, they have a pretty clear understanding of what to look forward to. So, we’re bullish and we remain bullish on the transaction. And some of the heavy lifting from a regulatory point of view is really behind us in the last ten days or less. So, we’ll do more planning going forward.

Phil Angelastro:

And regarding margins, David, we probably about a year ago we said we expected margins to be close to flat. And, in our updates throughout the year, we indicated we were going through a process of integrating Flywheel. Margins were down probably ten basis points or so in the first quarter of last year, and I think we’re always trying to find the right balance of investing to support long term sustainable growth and, at the same time, maximizing our EBIT growth, and the margin falls out.

Certainly, we got a flat margin in Q4 as we anticipated and expected. And I think as we look out at 2025, certainly our goal is to show some margin improvement, while at the same time balancing those investments that we talk about in the prepared remarks and have talked about on all of our calls. The marketplace continues to change pretty rapidly. And we continue to invest in the businesses that we think are going to drive our growth in a sustainable way into the future. And we do try to manage that balance all throughout our planning processes and our execution processes. So, we expect to continue with our efficiency efforts, automation, offshore, etc. to drive the cost structure down as best we can and be as efficient as we can, so we can continue to invest and provide that base for sustainable, long term growth. So, I think we’re comfortable with the expectations right now for 2025 and we’re going to continue to drive the business forward.

Host:

Next, we’ll go to Tim Nollen at Macquarie.

Tim Nollen:

Thanks. Couple of integration questions, if I could. You referenced Flywheel a couple of times already. Just wanted to check on where the status of the integration of that is now basically a little more than a year in. And likewise, on IPG, my question is, you’ve done quite a bit of work to consolidate, not sure if that is the right word to use, but to concentrate your activities with Omnicom Advertising Group and the production platform and so forth. I’m just wondering how IPG fits into that sort of preexisting concentrated Omnicom.

John Wren:

Sure. Let me do the last part of that question first. What I said in my prepared remarks is really the reality between the two groups. If you look at 85% of our revenue, both Omnicom’s and IPG’s, is generated in the top ten markets . When, putting aside the integration for a second, at Omnicom last year, what we did was we kept the brands alive in those top markets and we took a hard look at the other 35 to 40 markets we operate in and said, what’s the best way to efficiently run these offices? Both to the satisfaction of the clients, the people themselves working in those offices and create as many career opportunities as possible. And as a result, we came up with OAG. And OAG allowed us to take overheads and inefficiencies and set realistic expectations based upon the market as to what the growth in those markets should be. And we are planning to follow a similar process here when and if we’re successful in completing the transaction with Interpublic. The major markets where everybody’s constantly focused and should be because they are the places that generate the greatest growth will be left and supported effectively in the way that they are. When we get these other 40 markets, we’re going to take a look at and say, what is the best way to organize that individual market. For Omnicom, so far it’s been to set up OAG. We think, although we haven’t done the work yet, we think that when we sit down and speak to the people at Interpublic, which will be permitted as we go further and further through this regulatory period, we’re going to find the same result when we do that planning. So, in my comments, I was pointing to our intention at this point, based upon the knowledge that we have. And as long as that knowledge works out, it will follow the same pattern. If we find something that will have to be treated differently because it contributes to our ongoing growth, we will treat that differently. So, I don’t know if that helps out, Tim, if that answers your question or not.

Tim Nollen:

Yes. No, that’s very helpful. Thanks, John. And on Flywheel?

John Wren:

Flywheel is integrated. Flywheel team is very much a part of the central team. We pitch businesses. In my prepared remarks, I probably took out a paragraph because I thought I was carrying on a little long, about the mutual wins that we had during the year. And there were numerous.

Tim Nollen:

Great. Thanks so much, John.

Host:

We’ll move next to Cameron McVeigh at Morgan Stanley.

Cameron McVeigh:

Thanks. I was hoping you could talk a little bit about the campaign management tools coming out of the big tech platforms, notably Performance Max or Advantage Plus from Google and Meta. Curious if they are impacting client share or growth rates at all. Or maybe these platforms are targeting SMEs and end of the market, which aren’t historically clients. Any color on how you’re thinking about that would be helpful. Thank you.

John Wren:

I think most of the impact, if there is any impact going on present, is really with the SMB’s and not our normal client base. Having said that, we have a very robust program going on with several thousand of our creatives and strategists, who are testing all large language models because a different large language model may be more applicable for a certain task or a certain outcome, depending upon what the person’s asked to do. So, we have a very active, program going on where we’re seeing, we’re doing it in a way that our people can utilize those tools the best way they see fit and the most appropriate way they see fit. And one that is compliant in our understanding of the regulations, both privacy, plus copyright and also some other concerns, which if you’re not a small business unit, you don’t have to place as much concern about as you would if you were a large multinational corporation, which tends to be what our clients are. So, we’re very active with it and it’s being actively used and tested every day.

Prior to this call, I had Jeff Goodby in my office who has 40 people in his agency in San Francisco working on it, and he was asking if he could expand the number of people who have access to the system. And that was literally less than 45 minutes ago, which we gave him permission to do. So, uses are growing every day, and there’s a new tool or capability that’s appearing every day. You saw it in this past week or so with the Chinese introduction of their large language model. So, we’re in a very, very early stage of development, but a very impactful stage of development as we move into the future.

Cameron McVeigh:

Thank you John. That’s helpful. And then just secondly, yeah, I did notice a number of partnership announcements at CES. Curious if you could dive a little further into those, particularly with Google, Amazon, TikTok, maybe what that means for Omni’s capabilities going forward?

John Wren:

You know, I have prepared for everything and I was there at CES. I know I read them all ahead of time, but I didn’t focus on any of them for this call.

Phil Angelastro:

We can certainly pick it up, Cam, when we talk post call if you’d like.

John Wren:

One thing I will add, it’s a wonderful relationship with all those major players and we’re constantly working with them and getting access to what we feel is the best, most appropriate tools. But, Phil and company will give you the more specifics.

Phil Angelastro:

Yeah. I mean, the primary focus of some incremental benefits is access to some of the data that is very unique to their platforms that we’ll be able to access and use for the benefit of our clients. So, our media people and our media teams are certainly very excited about it. And it is kind of a unique thing, across each of those platforms. In terms of the partnerships that were recently announced.

Cameron McVeigh:

Got it. Thank you.

Phil Angelastro:

Sure

Host:

Next, we’ll move to Jason Bazinet at Citigroup.

Jason Bazinet:

I just had a question on, share buybacks. I think, you guys talked about potentially not buying back a lot of stock in the fourth quarter, but I think that was sort of before the transaction was announced on December 9th. Maybe you’re in a blackout period or something, but do you mind just talking a bit about your posture as it relates to buying back stock given that your shares are down a fair amount since the IPG announcement was made.

Phil Angelastro:

Sure. We certainly intend and I’ve indicated in our prepared remarks that we will be back in the market in terms of buying back shares in 2025. We did reduce the annual buyback amount in ‘24, primarily because in January, right at the start of the year, we did the Flywheel acquisition, we did a financing associated with that, and we indicated on the February call that we were going to reduce the amount that we bought back in calendar ‘24 in terms of the use of our free cash flow at that time. And in fact, we said we’d probably buy back about half of the annual amount. We ended up buying back a little bit more than that before the end to 2024. We certainly expect to get back to the $600 million level in 2025. And we are going to have to navigate 1 or 2 blackout periods associated with the transaction. But, certainly we have a strategy in place to be able to buy back shares at least for that $600 million level and expect to do so during the calendar year, 2025. So, I think you should expect a more normalized approach in ‘25. It may be a little bit different in terms of the timing because of the transaction and the regulatory process, but certainly that’s our expectation

John Wren:

The only thing I’d add is rest assured that I think I’m the largest single shareholder, so I’m as interested in these things maybe a little bit more than the average listener, so I totally agree with you. We haven’t changed our approach.

Jason Bazinet:

Okay. Thank you very much.

Host:

And we’ll go next to Craig Huber, Huber Research.

Craig Huber:

Yes. Hi. Good afternoon. John, can you talk a little bit further about revenue synergies with the IPG transaction once it closes here? I’ve known you guys for a number of years. It seems like you wouldn’t have done this just for the $750 million of cost savings, but you seem pretty constructive on that front. But, talk a little bit more about the revenue synergies other than just Acxiom, Flywheel. What else do you think you guys can drive some revenue synergies? And is there an idea in your head about where you’re thinking what it can maybe add up to, and maybe add a couple hundred basis points to growth in the first year for first or second year? Thank you.

John Wren:

I am confident that that there’s quite a bit of revenue upside. I have to start with media. We have a very elaborate and very mature, principal media business to start off with. If you just reference prior conference calls, that Phillipe has been on, he’s indicated that they were trailing behind the competition in the implementation of that and that they were in the process of perfecting their program. Us coming together will make that available to their suite of clients, in addition to our growing suite of clients. So that’s number one. Number two, there really are two companies that stand out as having unique credibility as first party data companies. One is Epsilon. The other is Acxiom. I think that my competitor has done a very good job of creating some, some products based upon the information in the data that Epsilon generates and creates.

We’ve had conversations to the extent that our lawyers will permit it with the Acxiom group, and we see a whole suite of incremental products that will be brought into the joint company and made available for the first time to Omnicom’s clients. So, we see a very reasonable revenue growth associated with that. On the back of that, what’s going on and it’ll go on during the regulatory period through ‘25 and take up more and more of an impact every month as we go forward, these investments we’re making in AI and some of the large language models that are occurring, will make us more efficient, will make the product and the efforts that we’re engaged with on behalf of clients more efficient. And as we get more efficient, we’re getting more measurable. And any media, any dollars spent, that is more measurable and does get a definable ROI for a client, I’ve never seen a client where we’ve been able to present those facts not double down and spend growing their business because that’s what their aim is. So, there’s two things going on. This will allow us to pick up tools and activities that otherwise we didn’t have in our portfolio and utilize them in a unique way, number one. And number two, it will allow us to advance and spend more resources generated from our free cash flow of the combined businesses on this technology, it’s development and how we’re going to deploy it to the benefit of our people and also for our clients.

Craig Huber:

Great. Thank you, John.

Host:

We’ll take our final question from Steven Cahall at Wells Fargo.

Steven Cahall:

Thank you. John, maybe first just a follow up on these same themes. You’ve talked a lot about the revenue acceleration on the combination with IPG, and you said you’re able to now do some planning together. When are you able to start to go into pitches together? I think one of the best ways to prove to the market that this merger is offensive and not defensive is showing that revenue acceleration. So, I’m wondering at what point you’ll be able to put that combined capability in front of clients and start to convert that into business?

And then, Phil, we’ve always looked at IPG on a net organic revenue growth basis, and you talked about some of the drivers in third party costs in the quarter. Is there any way to think about Omnicom from a net organic revenue basis at the moment? So, we can put those kind of apples to apples. Thank you.

John Wren:

Yeah. Hey Steve, if you could see me, you’d see that I have a lawyer on my right shoulder, and he hasn’t left me since December the 9th. What he points out to me is the rules of engagement, and especially during the regulatory period. And there are pretty, though not pretty, there are defined rules as to how the companies have to operate until we get the approvals that we need to combine. As a result, we cannot go and pitch some of these opportunities together, which would be the natural thing to do.

I have examples of a couple of clients that we actually share, and the only time that you’ll find an Omnicom and Interpublic person in the same room is if the client insists on the meeting, because we’re not permitted to get there yet. But that’s the negative side of it. The positive side of it is we’re able to test and identify these products and identify the clients, either us identifying to our client portfolio or them identifying through theirs, the clients that would be open to and would be excited about understanding these products and how they would positively impact their businesses.

So, it is a bit of a temporary pause because we’re required to, but we’re not wasting that time. We’re utilizing that time to plan on how we’re going to deploy these as quick as humanly possible when we get permission from the regulatory authority to do so. I’ll leave the second question to Phil.

Phil Angelastro:

Yeah. Regarding the concept of net versus revenue, as we’re required to report, I think the bottom line is, is no different for us. Those costs, the third party service costs, are an integral part of the business. We manage them as such, and we don’t exclude them from how we manage and measure our performance. So, I wouldn’t expect that to change. And certainly, if people want to make their own estimates, they can feel free to do so.

But, you know, we’re going to be consistent with our reporting, and we’re going to include the cost of the part of the business, and we’re going to manage them because they’re costs that are part of the business. So, I don’t think the expectation is that we’re going to change our approach in the near future.

Steven Cahall:

Thank you.

Phil Angelastro:

Sure.

Host:

And that concludes the question and answer session. Thank you for your participation in today’s conference call. You may now disconnect.

FORWARD-LOOKING STATEMENTS

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Omnicom’s and IPG’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Omnicom and IPG, including future financial and operating results, Omnicom’s and IPG’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including the combined company’s ability to create an advanced marketing and sales platform, the combined company’s ability to accelerate innovation and enhance efficiency through the transaction, and the combined company’s plan on future stockholder returns. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Omnicom and IPG stockholder approvals; the risk that Omnicom or IPG may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Omnicom’s or IPG’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; losses on media purchases and production costs; reductions in spending from Omnicom or IPG clients, a slowdown in payments by such clients, or a deterioration or disruption in the credit markets; risks related to each company’s ability to attract new clients and retain existing clients; changes in client advertising, marketing, and corporate communications requirements; failure to manage potential conflicts of interest between or among clients of each company; unanticipated changes related to competitive factors in the advertising, marketing, and corporate communications industries; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; reliance on information technology systems and risks related to cybersecurity incidents; risks and challenges presented by utilizing artificial intelligence technologies and related partnerships; changes in legislation or governmental regulations; risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; risks related to international operations; risks related to environmental, social, and governance goals and initiatives; and other risks inherent in Omnicom’s and IPG’s businesses.

All such factors are difficult to predict, are beyond Omnicom’s and IPG’s control, and are subject to additional risks and uncertainties, including those detailed in Omnicom’s annual report on Form 10-K for the year ended December 31, 2024, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx and on the SEC’s website at http://www.sec.gov, and those detailed in IPG’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on IPG’s website at https://investors.interpublic.com/sec-filings/financial-reports and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Omnicom nor IPG undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION WITH IPG AND WHERE TO FINE IT

In connection with the proposed transaction, Omnicom and IPG have filed a joint proxy statement with the SEC on January 17, 2025 and Omnicom has filed with the SEC a registration statement on Form S-4 on January 17, 2025 (File No. 333-284358) (“Form S-4”) that includes the joint proxy statement of Omnicom and IPG and that also constitutes a prospectus of Omnicom. Each of Omnicom and IPG may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Omnicom or IPG has filed or may file with the SEC. The definitive joint proxy statement/prospectus has been mailed to stockholders of Omnicom and IPG. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, IPG AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Omnicom, IPG and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus and other documents filed with the SEC by Omnicom may be obtained free of charge on Omnicom’s website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx or, alternatively, by directing a request by mail to Omnicom’s Corporate Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017. Copies of the registration statement and joint proxy statement/prospectus and other documents filed with the SEC by IPG may be obtained free of charge on IPG’s website at https://investors.interpublic.com/sec-filings/financial-reports or, alternatively, by directing a request by mail to IPG’s Corporate Secretary at The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, NY 10022, Attention: SVP & Secretary.

PARTICIPANTS IN THE SOLICITATION

Omnicom, IPG and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Omnicom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Omnicom’s annual report on Form 10-K for the year ended December 31, 2024, including under the heading “Information About Our Executive Officers,” and proxy statement for Omnicom’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, including under the headings “Executive Compensation,” “Omnicom Board of Directors,” “Directors’ Compensation for Fiscal Year 2023” and “Stock Ownership Information.” To the extent holdings of Omnicom common stock by the directors and executive officers of Omnicom have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Omnicom’s directors and executive officers with the SEC. Information about the directors and executive officers of IPG, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in IPG’s annual report on Form 10-K for the year ended December 31, 2023, including under the heading “Executive Officers of the Registrant,” and proxy statement for IPG’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2024, including under the headings “Board Composition,” “Non-Management Director Compensation,” “Executive Compensation” and “Outstanding Shares and Ownership of Common Stock.” To the extent holdings of IPG common stock by the directors and executive officers of IPG have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by IPG’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Omnicom or IPG using the sources indicated above.